SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*


                       Incara Pharmaceuticals Corporation
 -------------------------------------------------------------------------------
                                (Name of Issuer)



                                  Common Stock
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    45324E103
 -------------------------------------------------------------------------------
                                 (CUSIP Numbers)

                                December 31, 2000
 -------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]  Rule 13d-1(b)
         [ ]  Rule 13d-1(c)
         [X]  Rule 13d-1(d)

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         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.       Name of Reporting Person
         I.R.S. Identification No. of Above Person  (Entities Only)

           Clayton I. Duncan
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2.       Check the Appropriate Box if a Member of a Group
          (See Instructions)
                                                                        (a) ____
           Not Applicable                                               (b) ____

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3.       SEC Use Only


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4.       Citizenship or Place of Organization

           United States
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                           5.       Sole Voting Power

Number of                           682,692
Shares                     -----------------------------------------------------
Beneficially               6.       Shared Voting Power
Owned By
Each Reporting                            0
Person                     -----------------------------------------------------
                           7.       Sole Dispositive Power

                                    682,692
                           -----------------------------------------------------
                           8.       Shared Dispositive Power

                                          0
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9.       Aggregate Amount Beneficially Owned by Each
          Reporting Person

                  682,692

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

10.      Check Box if the Aggregate Amount in Row (9) Excludes
           Certain Shares (See Instructions)

                  Not Applicable
--------------------------------------------------------------------------------


11.      Percent of Class Represented by Amount in Row (9)

                  8.9%
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12.      Type of Reporting Person (See Instructions)

                  IN
--------------------------------------------------------------------------------

Item 1(a)   Name of Issuer

            Incara Pharmaceuticals Corporation

Item 1(b)   Address of Issuer's Principal Executive Offices

            3200 East Highway 54, Cape Fear Building, Suite 300, P.O. Box 14287, Research Triangle Park, NC 27709-4287

Item 2(a)   Name of Person Filing

            Clayton I. Duncan

Item 2(b)   Address of Principal Business Office, or, if None, Residence

            3200 East Highway 54, Cape Fear Building, Suite 300, P.O. Box 14287, Research Triangle Park, NC 27709-4287


Item 2(c)   Citizenship

            United States


Item 2(d)   Title of Class of Securities

            Common Stock


Item 2(e)   CUSIP Number
            45324E103


Item 3.     Filing Pursuant to Rules 13d-1(b) or 13d-2(b)

            Not Applicable

Item 4.     Ownership

            (a) As of December 31, 2000, Mr. Duncan beneficially owned an aggregate of 682,692 shares of the Issuer's Common Stock which includes (i) 362,470 shares owned (of which, 107,992 shares are unvested shares of restricted stock) by Mr. Duncan, (ii) 152,000 shares owned by Mr. Duncan's children, and (iii) 168,222 shares issuable upon exercise of options held by

                  Mr. Duncan. Mr. Duncan disclaims beneficial ownership of the shares held by his children.

            (b)   Percent of class:  8.9%

            (c)   Number of shares as to which such person has:

                   (i)     Sole power to vote or to direct the vote: 682,692
                   (ii)    Shared power to vote or to direct the vote:  0
                   (iii) Sole power to dispose or to direct the disposition of: 682,692
                   (iv)    Shared power to dispose or to direct the disposition
                           of:  0


Item 5.     Ownership of Five Percent or Less of a Class

                   Not Applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

                   Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                   Not Applicable

Item 8.     Identification and Classification of Members of the Group

                   Not Applicable

Item 9.     Notice of Dissolution of Group

                   Not Applicable

Item 10.    Certification

                   Not Applicable

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 13, 2001
----------------------------
Date


/s/ Clayton I. Duncan
----------------------------
Clayton I. Duncan